Exhibit 99.1

O2 Micro Reports Fourth Quarter and Fiscal Year End Financial Results

GEORGE TOWN, Grand Cayman, February 4, 2009. O2Micro® International Limited (NASDAQ®: OIIM; SEHK: 0457), a leading supplier of innovative power management and security components, reported its financial results today for the fourth quarter and fiscal year ended December 31, 2008.

Financial Results for the Fourth Quarter ending 12/31/2008:

Net sales in the fourth quarter of 2008 were $22.7 million. Sales decreased by 52%, compared to the fourth quarter of 2007. The decrease in sales was exacerbated by the global economic crisis that worsened in the quarter. The GAAP gross margin was 55.6% in the fourth quarter of 2008 and declined from 58.7% in Q4 2007. The lower gross margin was primarily due to reduced revenue levels and the fixed cost component inside of the cost of sales.

GAAP operating expenses were lower than the year-ago period, excluding non-recurring items. R&D expense was $8.4 million in Q4 2008 and it was $1.4 million less than the corresponding expense in Q4 2007. SG&A expense was $8.3 million in Q4 2008 and it was down $2.7 million from the comparable year-ago period. During the fourth quarter of 2008, the company also recorded a non-recurring charge of $2.8 million for goodwill impairment. There was no comparable impairment charge in the fourth quarter of 2007. Similarly, there was not any non-recurring litigation income in the fourth quarter of 2008, although there was $500,000 of non-recurring litigation income in the fourth quarter of 2007.

The company reported a GAAP loss from operations of $6.9 million in the fourth quarter of 2008, compared to GAAP income from operations of $7.5 million in the fourth quarter of 2007. The decline from the fourth quarter of 2007 to the fourth quarter of 2008 was due to lower revenue and gross margin and the non-recurring goodwill impairment charge that was incurred this quarter, in addition to the non-recurring litigation income that was collected in the year-ago quarter.

In Q4 2008, O2Micro had non-operating income of $796,000 and incurred $715,000 of income tax expense. This compares with Q4 2007 non-operating income and income tax expense of $462,000 and $191,000, respectively. Non-operating income consists primarily of interest income on the company’s cash and investments and income tax expense relates to statutory tax accruals from certain international geographies.

During the fourth quarter of 2008, these results produced a GAAP net loss of $6.8 million, compared to GAAP net income of $7.7 million in Q4 2007. The GAAP loss per ADS was $0.19 in Q4 2008 and compares with GAAP earnings per ADS of $0.20 in Q4 2007.

Financial Results for the Fiscal Year Ended 12/31/2008:

For the twelve months ending December 31, 2008, revenue was $138.8 million. Revenue declined by 16% from the prior year due to progressively worsening economic conditions. The GAAP gross margin was 58.1% for the complete 2008 fiscal year. The fiscal 2008 gross margin percentage reflected an improvement from 57.1% in fiscal 2007.

GAAP operating expenses decreased slightly from 2007 to 2008 after excluding non-recurring income and expenses. R&D expense increased from $34.6 million in 2007 to $37.4 million in 2008. This increase reflects the company’s commitment to developing new products. This increase was more than offset by lower SG&A expenses, which declined from $45.6 million in 2007 to $39.0 million in 2008. During 2007, the company received $9.4 million of non-recurring litigation income and it received an additional $2.0 million of one-time litigation income in 2008. In addition, the company expensed $5.7 million of combined non-recurring items for the write-off of prepaid foundry services in the third quarter of 2008 and the impairment of goodwill in the fourth quarter of 2008.

GAAP income from operations was $564,000 in fiscal 2008. Income from operations was down from $23.6 million in fiscal 2007. Approximately $13.1 million of the year-to-year decline in income from operations was due to higher non-recurring expenses in 2008 and lower litigation income compared to 2007. The remaining decline in operating income is attributable to the normal operating results of the company.

Non-operating loss was $11.1 million in 2008, compared to non-operating income of $2.8 million in 2007. The non-operating loss that was reported in 2008 includes a one-time impairment loss of $13.1 million in long-term investments that was incurred in Q3 2008.

GAAP net loss in 2008 was $12.7 million, including $18.8 million of non-recurring expenses and $2.0 million of non-recurring litigation income. This compares to GAAP net income of $25.0 million in 2007, which includes $9.4 million on non-recurring litigation income. GAAP loss per ADS was $0.34 in 2008 and compares with GAAP earnings per ADS of $0.64 in 2007.

Supplementary Data:

As of December 31, 2008, O2Micro had unrestricted cash and short-term investments of $104.2 million, or $2.84 per ADS. Net accounts receivable was $10.6 million, and there were 63 days sales outstanding in accounts receivable at the end of the fourth quarter of 2008. Inventory was $16.4 million and turned over 2.3 times in Q4 2008.

As of 12/31/08, O2Micro’s headcount consisted of 876 employees, of which 586 are engineers. This headcount was down from 943 employees at the end of the third quarter of 2008.

Management Commentary:

Sterling Du, Chairman and CEO, commented, “During these turbulent times, we are taking the opportunity to streamline our operations and improve our efficiency. We are working harder than ever to be successful and we aren’t standing still and waiting for an economic recovery.” He continued, “We are continuing to invest our R&D dollars in several young product lines and we are seeing early signs of success with them.”

Conference Call: O2Micro will hold its fourth quarter conference call at 2:00 p.m. PST, 5:00 p.m. EST, and 6:00 a.m. (February 5, 2009) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	888-542-1101, pass code #4565867
In HONG KONG:	800-968-103, pass code #4565867
Other INTERNATIONAL participants:	719-457-2626, pass code #4565867

A replay of the call will be available by phone until February 11th using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #4565867
In HONG KONG:	800-901-108, pass code #4565867
Other INTERNATIONAL participants:	719-457-0820, pass code #4565867

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 11,377 patent claims granted, and over 12,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro’s future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro’s product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
NET SALES	$22,692	$47,173	$138,825	$165,540
COST OF SALES	10,070	19,459	58,110	71,099

GROSS PROFIT	12,622	27,714	80,715	94,441

OPERATING EXPENSES (INCOME)
Research and development (1)	8,398	9,768	37,424	34,624
Selling, general and administrative (1)	8,312	10,987	39,003	45,560
Goodwill Impairment	2,782	—	2,782	—
Write-off of prepayments to foundry services	—	—	2,942	—
Litigation income	—	(500)	(2,000)	(9,364)

Total Operating Expenses	19,492	20,255	80,151	70,820

INCOME (LOSS) FROM OPERATIONS	(6,870)	7,459	564	23,621

NON-OPERATING INCOME
Interest income	618	804	2,328	3,262
Foreign exchange income gain (loss)	110	(335)	(412)	(548)
Impairment loss on long-term investments	—	—	(13,073)	—
Other – net	68	(7)	97	105

Total Non-operating Income (Loss)	796	462	(11,060)	2,819

INCOME (LOSS) BEFORE INCOME TAX	(6,074)	7,921	(10,496)	26,440
INCOME TAX EXPENSE	715	191	2,240	1,456

NET INCOME (LOSS)	(6,789)	7,730	(12,736)	24,984
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(331)	832	1,466	1,667
Unrealized gain (loss) on available-for-sale securities	(134)	223	(4,849)	2,702
Unrealized pension loss	(123)	(95)	(123)	(95)

Total Other Comprehensive Income (Loss)	(588)	960	(3,506)	4,274

COMPREHENSIVE INCOME (LOSS)	$(7,377)	$8,690	$(16,242)	$29,258

EARNINGS (LOSS) PER SHARE:
Basic	$(0.0037)	$0.0040	$(0.0068)	$0.0131

Diluted	NA	$0.0039	NA	$0.0129

EARNINGS (LOSS) PER ADS
Basic	$(0.19)	$0.20	$(0.34)	$0.66

Diluted	NA	$0.20	NA	$0.64

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,832,744	1,909,382	1,862,831	1,905,725

Diluted (in thousands)	1,834,501	1,979,189	1,869,218	1,943,785

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	36,655	38,188	37,257	38,115

Diluted (in thousands)	36,690	39,584	37,384	38,876

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:

Research and development	$237	$255	$1,067	$1,058
Selling, general and administrative	$344	$342	$1,621	$1,408

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,
	2008		2007
ASSETS	(Unaudited	)
CURRENT ASSETS
Cash and cash equivalents	$31,844		$52,597
Restricted cash	1,153		6,830
Short-term investments	72,344		28,650
Accounts receivable – net	10,578		24,600
Inventories	16,388		22,127
Prepaid expenses and other current assets	2,314		7,476

Total Current Assets	134,621		142,280

LONG-TERM INVESTMENTS	13,199		26,715

PROPERTY AND EQUIPMENT – NET	34,353		43,148

OTHER ASSETS
Restricted assets – net	1,411		12,393

Other Assets	9,689		3,876

TOTAL ASSETS	$193,273		$228,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$4,120		$10,841
Income tax payable	226		1,065
Accrued expenses and other current liabilities	8,269		11,597

Total Current Liabilities	12,615		23,503

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	553		520
FIN 48 tax liabilities	302		210
Other liabilities	23		—

Total Long-Term Liabilities	878		730

Total Liabilities	13,493		24,233

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized – 250,000,000 shares	—		—
Ordinary shares at $0.00002 par value per share Authorized – 4,750,000,000 shares Issued – 1,832,788,400 and 1,911,868,150 shares as of December 31, 2008 and 2007, respectively	37		38
Additional paid-in capital	141,784		144,944
Retained earnings	37,819		56,847
Accumulated other comprehensive income	140		3,646
Treasury stock – 5,000,000 as of December 31, 2007	—		(1,296)

Total Shareholders’ Equity	179,780		204,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$193,273		$228,412